Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 24, 2005

Extendicare Inc. Appoints New President for its Canadian Operations

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced today that Paul Tuttle, formerly Vice-President of Eastern Operations, has been appointed to the position of President of Extendicare (Canada) Inc. Shelly Jamieson, the current President of Extendicare (Canada) Inc., has accepted an appointment as the Ontario Deputy Minister of Transportation. The management change will be effective January 1, 2006.

“We are pleased to promote Paul Tuttle who has over 15 years experience in the Canadian health care sector and are very confident his leadership will enable our Canadian operations to achieve continued success,” commented Mel Rhinelander, President and CEO of Extendicare Inc. “Since joining Extendicare in 1998, Shelly has been a significant asset to the Company, successfully growing our business in Ontario, as well as making positive contributions to the long-term care sector and the government on public policy development. We wish her all the best in her future endeavours.”

Prior to joining Extendicare in 2003, Mr. Tuttle was the Director of Long-Term Care Facilities for the Ontario Ministry of Health and Long-Term Care. Prior to assuming the Director role, Mr. Tuttle was involved in health care policy analysis in the community and nursing home areas. He has also been involved for thirty years in management and direct service positions in mental health, community support and other social/health services. Mr. Tuttle holds a Masters degree from the University of Toronto and completed his undergraduate degree at York University.

Extendicare (Canada) Inc. operates 78 facilities - including 76 nursing homes, one retirement home and a chronic care unit, with a total capacity for almost 11,000 residents. Home care services are provided by ParaMed Home Health Care.

Extendicare Inc. is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 442 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com